EXHIBIT 99.1

Foremost Clean Energy Closes Bought Deal Private Placement for Aggregate Gross Proceeds of C$5.7 Million

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, March 31, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to announce that it has completed its previously announced bought deal private placement (the "Offering") for aggregate gross proceeds of C$5,746,680, including C$245,480 from the partial exercise of the Underwriter's (as defined below) option. The Offering was led by Canaccord Genuity Corp. (the "Underwriter"), as lead underwriter and sole bookrunner.

Under the Offering, the Company issued an aggregate of 1,690,200 flow-through units of the Company (the "FT Units") at a price of C$3.40 per FT Unit, which includes 72,200 FT Units issued pursuant to the partial exercise of the Underwriter's option. Each FT Unit consists of one common share of the Company (each, an "FT Share") and one half of one common share purchase warrant (each whole warrant, an "FT Warrant"), each of which qualifies as a "flow-through share" within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act"). Each FT Warrant entitles the holder to acquire one common share of the Company (a "Warrant Share") at an exercise price of C$4.40 per Warrant Share at any time on or before March 31, 2028, being 24 months from the closing date of the Offering.

In consideration for its services in connection with the Offering, the Underwriter received (i) a cash commission equal to 6.0% of the gross proceeds of the Offering, other than in respect of FT Units issued to certain purchasers on a president's list agreed upon by the Company and the Underwriter (the "President's List"), in which case the cash commission was equal to 2.0% of the gross proceeds of the Offering, and (ii) Broker Warrants equal to 6.0% of the number of FT Units sold under the Offering, other than in respect of FT Units issued to purchasers on the President's List, in which case the Underwriter received Broker Warrants equal to 2.0% of the number of FT Units sold to subscribers on the President's List. Each Broker Warrant is exercisable to acquire one common share of the Company (each, a “Broker Warrant Share”) at an exercise price of C$3.40 per Broker Warrant Share at any time on or before March 31, 2028.

The FT Units were offered pursuant to applicable exemptions from the prospectus requirements under National Instrument 45-106 – Prospectus Exemptions in the provinces of British Columbia, Alberta, Ontario and Quebec. The FT Shares, FT Warrants and Warrant Shares issued pursuant to the Offering, and the Broker Warrants and Broker Warrant Shares, are subject to a hold period of four months and one day from the closing date of the Offering in accordance with applicable Canadian securities laws.

Certain directors of the Company participated in the Offering for an aggregate subscription of 63,000 FT Units, which is considered a "related party transaction" pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements provided under sections 5.5(a) and 5.7(1)(a) of MI 61-101 on the basis that the fair market value of the aggregate participation of the insiders in the Offering does not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

The Company will use an amount equal to the gross proceeds of the Offering to incur "Canadian exploration expenses" that qualify as "flow-through critical mineral mining expenditures" (as such terms are defined in the Tax Act) (the "Qualifying Expenditures") on the Company's mineral properties in Saskatchewan and Manitoba on or before December 31, 2027, and will renounce all the Qualifying Expenditures in favour of the purchasers or substituted purchasers of the FT Units effective December 31, 2026. In the event that the Company is unable to renounce Qualifying Expenditures as described above, and/or the Qualifying Expenditures are otherwise reduced by the Canada Revenue Agency, the Company will indemnify each affected purchaser or substituted purchaser for additional Canadian income taxes payable by such purchaser or substituted purchaser as a result of the Company's failure to incur and renounce the Qualifying Expenditures or as a result of the reduction as agreed.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a North American uranium and lithium exploration company strategically positioned to support the accelerating demand for reliable, carbon-free energy. As artificial intelligence, data centers, and electrification drive unprecedented growth in global power consumption, the expanding need for reliable nuclear baseload power creates a direct and critical imperative for the sustained exploration required to secure its uranium feedstock.

The Company holds an option from Denison to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. The Company employs a data-driven exploration strategy supported by extensive historic drilling and geophysical data across its portfolio, including programs completed by Denison providing a validated roadmap and competitive advantage for targeting high-potential, mineralized trends. To date, Foremost has completed geophysical surveys and multiple drill campaigns that have generated encouraging results and defined high-priority, discovery ready targets for follow-up drilling.

Foremost also has a portfolio of lithium projects at varying stages of development spanning 43,000+ acres in Manitoba, providing exposure to other critical materials essential in electrification and energy storage. For further information, please visit the Company's website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
1-800-REDCHIP (733-2447)
FMST@redchip.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute "forward-looking statements" as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to the use of proceeds of the Offering, proposed drilling and exploration activities, the tax treatment of the FT Units, the renunciation of Qualifying Expenditures and other matters. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect," "is expected," "anticipates" or "does not anticipate," "plans," "estimates" or "intends," or stating that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, changes in tax laws, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, commodity price fluctuations and cycles, geopolitical risks, price volatility of publicly trade securities, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing, and the risk that the actual use of proceeds may differ from the intended use disclosed herein. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company's ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company's most recent filings under its profile on SEDAR+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.